August 1, 2008

VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention: Geoffrey Kruczek

Re:	Axion Power International, Inc.
Registration Statement No. 333- 150901

Dear Mr. Kruczek:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Axion Power International, Inc. hereby respectfully requests that the effectiveness of the Registration Statement be accelerated to 4:00 p.m. (Washington, DC time) on August 5, 2008, or as soon thereafter as practicable.

The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please contact my counsel, Quentin Faust, Andrews Kurth LLP at (214) 659-4589.

Sincerely,

AXION POWER INTERNATIONAL, INC.

By:	/s/ Donald T. Hillier
Donald T. Hillier
Chief Financial Officer